UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of December 2018

Commission File Number 001-37459

YULONG ECO-MATERIALS LIMITED

(Translation of registrant’s name into English)

387 Park Avenue South, 5/fl,

New York City, 10016

646-952-8836

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-______.

On December 13, 2018, Yulong Eco-Materials Limited (the “Company”) was notified by The NASDAQ Stock Market (“Nasdaq”) that the Company’s ordinary shares would be suspended at the open of business on Friday, December 14, 2018. Nasdaq will file a Form 25 Notification of Delisting with the Securities Exchange Commission when all internal appeal periods have run.

On December 13, 2018, the Company issued a press release announcing the above notice from Nasdaq. A copy of the press release is attached hereto as Exhibit 99.1.

Exhibits.

Exhibit No.	Description

99.1	Press Release, dated December 13, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Yulong Eco-Materials Limited
(Registrant)

Date: December 13, 2018	By:	/s/ Daniel Mckinney
Name: Daniel Mckinney
Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1	Press Release

3